So
3/6/03


03002284

UNITED STATES
~~SECURITIES A~~ND EXCHANGE COMMISSION
~~Wa~~shington, D.C. 20549

VF 3-4-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2003

SEC FILE NUMBER

8- 49134

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/02_____ AND ENDING_____12/31/02_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilbanks Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

4334 N.W. Expressway, Suite 222
                              (No. and Street)

Oklahoma City   Oklahoma   73116-1516
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randall Lee Wilbanks   (405) 842-0202
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Knol, Mark Jay
                              (Name – if individual, state last, first, middle name)

1900 N.W. Expressway, Ste 850   Oklahoma City, OK   73118-1804
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 9 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Randall Lee Wilbanks__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Wilbanks Securities, Inc.__ , as of __December 31__ , 20__02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__

(signature)
Signature

__Vice President/Compliance Officer__
Title

(notary seal)
Notary Public

Commission expires:
1-22-2005
Commission # 01000844

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KNOL & MINNEY, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
WILBANKS SECURITIES, INC.
Oklahoma City, Oklahoma

We have audited the accompanying statement of financial condition of **WILBANKS SECURITIES, INC.** as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **WILBANKS SECURITIES, INC.** as of December 31, 2002, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Knol & Minney, PLLC

February 26, 2003

WILBANKS SECURITIES, INC.
Statement of Financial Condition
As of December 31, 2002

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents	$	106,460
Investments		8,499
Accounts Receivables		35,088
Employee Advances		49
Receivable from ADB		41,587
Total Current Assets		191,683
OTHER ASSETS		
Furniture and Fixtures		3,301
Total Assets	$	194,984

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	34
Accrued Expenses		26,172
Total Current Liabilities		26,206
EQUITY		
Common Stock		1,500
Additional Paid in Capital		82,835
Retained Earning		84,443
Total Equity		168,778
Total Liabilities and Equity	$	194,984

The accompanying notes are an integral part of these financial statements.

WILBANKS SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2002

REVENUES

Commissions	$	1,903,161
Marketing Allowance		27,255
Interest and Dividends		140
Investment Gains (Losses)		(6,546)
Reimbursed Expenses		85,657
Other Revenues		15
Total Revenues		2,009,682

EXPENSES

Commissions	1,640,534
Conferences/Seminars	8,779
Occupancy and Equipment Rental	12,679
Taxes	424
Contract Labor	9,762
Advertising and Promotion	1,569
Office Expense	12,735
Insurance	47,740
Postage and Freight	8,065
Dues and Licenses	593
Depreciation	2,145
Telephone	5,567
Travel and Entertainment	8,244
Professional Fees	34,164
Wages	57,421
Other Expenses	9,565
Total Expenses	1,859,986
Net Income	$ 149,696

The accompanying notes are an integral part of these financial statements.

WILBANKS SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid in Capital	Retained Earnings
Balance as of December 31, 2001	$ 1,500	$ 82,835	$ (24,528)
Issuance of Common Shares	-	-	-
Capital Distributed to Shareholders	-	-	(40,725)
Net Income	-	-	149,696
Balance as of December 31, 2002	$ 1,500	$ 82,835	$ 84,443

The accompanying notes are an integral part of these financial statements.

WILBANKS SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:

Net Income (Loss)	$	149,696
Adjustments to reconcile net loss		
to cash provided by operations:		
Loss on sale of investments		3,239
Decrease in Market Value		3,307
Depreciation		2,145
Increase in Accounts Receivable		(32,715)
Increase in Receivable from ADB		(20,456)
Decrease in Employee Advances		145
Decrease in Accounts Payable		(1,054)
Increase in Accrued Liabilities		25,161
Cash provided by operating activities		129,468

Cash flows from investing activities:

Purchase of Equipment		(654)
Proceeds from Sale of Investments		29,402
Purchase of Investments		(24,697)
Cash used by investing activities		4,051

Cash flows from financing activities:

Distributions		(40,725)
Cash used by financing activities		(40,725)

Total Cash Provided (used)		92,794
Cash and Cash Equivalents at Beginning of Period		13,666
Cash and Cash Equivalents at End of Period	$	106,460

The accompanying notes are an integral part of these financial statements.

WILBANKS SECURITIES, INC.
Notes to Financial Statements
For the Year Ended December 31, 2002

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

Wilbanks Securities, Inc. was incorporated in the State of Oklahoma on March 1, 1996 to engage in marketing and selling investment products and services, and is a member of the National Association of Securities Dealers (NASD).

Depreciation

Depreciation is provided using the straight-line basis using estimated useful lives of five to ten years. Depreciation expense for the period was $2,145.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may vary from these estimates.

Investments

The company considers all investments held by the company in its own account to be trading securities and are therefore reported at fair value.

Income Taxes

The company has elected and been approved to be a subchapter S Corporation. Therefore, each shareholders proportionate share of income or loss is included on their personal return.

Cash Equivalents

For purposes of the Statement of Cash Flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than thirty days that are not held for sale or used in the ordinary course of business. Cash and cash equivalents also include cash funds held by investment clearing companies.

NOTE 2: SUBORDINATED DEBT

As of December 31, 2002, the company does not have any liabilities that are subordinated to the claims of general creditors. Also, there have been no changes in liabilities subordinated to the claims of general creditors.

WILBANKS SECURITIES, INC.
Notes to Financial Statements
For the Year Ended December 31, 2002

NOTE 3: CAPITAL STOCK

The company has authority to issue ten thousand (10,000) shares, having a par value of five dollars ($5.00) totaling fifty thousand dollars ($50,000). Currently there are three hundred (300) shares outstanding totaling one thousand five hundred dollars ($1,500).

NOTE 4: NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the aggregate indebtedness to net capital shall not exceed 8 times net capital in the first year and 15 times net capital in the years thereafter. As of year-end the Company did not have any aggregate indebtedness and therefore the only capital requirement is a minimum of $25,000.

The company is not required to file a reconciliation between the computation of net capital under rule 15c3-1 and reserve requirements under exhibit A of rule 15c3-3 pursuant to rule 17a-5 (d) (4). The company is exempt under rule 15c3-3(k)(2)(ii).

NOTE 5: RELATED PARTY TRANSACTIONS

During the year the company paid the shareholders of the corporation $12,410 in commissions. Also, the company shares common ownership with Associates Diversified Brokerage, Inc. (ADB) for the purpose of holding various insurance licenses. During the year, insurance commissions of $454,956 were collected by ADB. Of that amount, $434,500 was paid to Wilbanks Securities by ADB as reimbursements for commissions paid by Wilbanks Securities. At year-end, ADB owed Wilbanks Securities $41,587.

NOTE 6: FURNITURE, FIXTURES AND EQUIPMENT

At year end the carrying value of furniture fixtures and equipment consisted of the following.

Equipment	$ 20,302
Furniture and Fixtures	961
	21,263
Less accumulated depreciation	(17,962)
	$ 3,301

NOTE 7: COMMITMENTS

Future minimum rental payments under noncancellable operating leases as of are as follows:

Year ended	Amount
2003	$ 12,612
2004	12,612
	$ 25,224

NOTE 8: INVESTMENTS

Investments at December 31, 2002 consisted of:

Equities & Options	Market Value
American Scandia Advisors	$ 4,445
Pacific Webworks, Inc.	-
Netmanage, Inc.	241
California Amplifier, Inc.	506
Clarus Corporation	1,124
Earthlink Incorporated	1,907
Puma Technology, Inc.	71
Terayon Communications Systems	205
	$ 8,499

During the year the company had $3,239 of realized losses on investments sold and $3,307 of unrealized losses on investments held.

Supplemental Information

Schedule I
Wilbanks Securities, Inc.
Computation of Net Capital under Rule 15c3-1
As of December 31, 2002

Net Capital:

Total Stockholders Equity	$168,778
Total Stockholders Equity Qualified for net capital	168,778
Subordinated loans	-
Total Available Capital	168,778

Nonallowable Assets:

Furniture and Equipment	(3,301)
Accounts receivable	(3,088)
Other receivables	(41,340)
Tentative Net Capital	121,049

Haircuts:

Other securities	(1,864)
Net Capital	119,185
Current Net Capital Requirement	(25,000)
Excess Net Capital	$ 94,185

The accompanying notes are an integral part of this schedule.

Excess Net Capital per Audit	$ 94,185
Excess Net Capital per Focus	94,111
Difference	$ 74

Explanation of difference:
Rounding difference	$ (1)
Correction of check date	75
	$ 74

Beginning ownership equity for the forth quarter of 2002 did not agree with ending ownership equity for the third quarter of 2002. The difference was due to a $1,019 accrual adjustment noted in the forth quarter that should have been recorded in the third quarter.

The accompanying notes are an integral part of this schedule.

KNOL & MINNEY, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL STRUCTURE

To the Board of Directors
Wilbanks Securities, Inc.
Oklahoma City, Oklahoma

In planning and performing our audit of the financial statements of **Wilbanks Securities, Inc.** for the year ended December 31, 2002 we considered its internal control structure, including procedures for safeguarding securities in order to determine procedures for the purpose of expressing our opinion on the **Wilbanks Securities, Inc.** financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) of the Securities and Exchange Commission and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected.

Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the one or more of the internal control structure elements does not reduce to a relatively low level of risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Knoll & Minney, PLLC

Oklahoma City, Oklahoma
February 26, 2003